[LETTERHEAD OF DEWEY BALLANTINE LLP]
April 27, 2006
VIA EDGAR AND BY HAND
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Mara L. Ransom, Special Counsel

Re:	LifePoint Hospitals, Inc.
DEF 14A
Filed on April 7, 2006
File No. 0-51251
Ladies and Gentlemen:
     This letter constitutes the response on behalf of LifePoint Hospitals, Inc. (“LifePoint”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated April 19, 2006. In this letter, each of the Staff’s comments is indicated in italics, followed by our response to the comment on behalf of LifePoint.
Schedule 14A
1.	Based upon the Schedule 14A filed on April 12, 2006, it would appear that Accipiter Life Sciences Fund, L.P. et al. have informed you of their intention to nominate and solicit proxies in support of three directors of their choice. Please advise us as to what consideration you have given to advising shareholders of this potential solicitation in opposition, especially in the event that the insurgents are successful in their lawsuit to enjoin the convening of the Annual Meeting on May 8, 2006. We note the definitive additional materials you filed April 17, 2006 with respect to the lawsuit, however, you do not appear to mention the solicitation itself.

Division of Corporation Finance
Securities and Exchange Commission
April 27, 2006

On March 31, 2006, Accipiter Life Sciences Fund, LP (“Accipiter”) notified LifePoint that Accipiter intended to nominate three members to LifePoint’s Board of Directors at LifePoint’s 2006 Annual Meeting of Stockholders to be held on May 8, 2006 (the “2006 Annual Meeting”). However, in accordance with Section 11 of Article II of LifePoint’s Amended and Restated By-laws (the “Advance Notification By-Law”), due to the fact that the date of the 2006 Annual Meeting was advanced more than 30 days prior to the anniversary date of LifePoint’s 2005 Annual Meeting of Stockholders, stockholder nominations of candidates for election to LifePoint’s Board of Directors were due on February 16, 2006. On April 4, 2006, LifePoint notified Accipiter that its nominations were untimely and issued a press release to that effect.
In connection with LifePoint’s determination that Accipiter’s purported nominations were untimely, Accipiter filed suit in the Delaware Chancery Court seeking, among other things, to enjoin LifePoint from proceeding with its 2006 Annual Meeting without first waiving the Advance Notification By-law and permitting Accipiter to solicit proxies on behalf of its nominees. LifePoint believes the suit is without merit and intends to defend the suit vigorously.
On April 25, 2006, the Delaware Chancery Court denied Accipiter’s motion for a preliminary injunction to enjoin the 2006 Annual Meeting. Consequently, LifePoint intends to hold the 2006 Annual Meeting on May 8, 2006, as scheduled. Further, because Accipiter’s notice of nomination was untimely, Accipiter’s purported nominees will not be eligible for election at such meeting. As a result, LifePoint does not believe that Accipiter is conducting a legitimate solicitation in opposition.
In connection with the suit, LifePoint has issued two press releases and has filed such press releases as definitive additional materials. On April 17, 2006, LifePoint issued a press release disclosing the existence of the suit and, on April 25, 2006, LifePoint issued a press release announcing that the Delaware Chancery Court denied Accipiter’s motion to enjoin the 2006 Annual Meeting.
In light of the decision by the Delaware Chancery Court and the definitive additional materials already filed by LifePoint, we respectfully submit that no additional disclosure is necessary regarding Accipiter’s purported solicitation in opposition.
2.	Further, we note that you did not file your Schedule 14A with the EDGAR header tag of “PREC14A,” notwithstanding the fact that you appear to have been aware of Accipiter’s intent to conduct a solicitation in opposition. Please advise us as to why you opted not to file in preliminary form. Further, please tell us what consideration you have given to amending your proxy materials to provide the disclosure required pursuant to Items 4.b. and 5.b. of Schedule 14A. Finally,

Division of Corporation Finance
Securities and Exchange Commission
April 27, 2006

please tell us whether you have received timely notice of this or any other matter for consideration by shareholders under the company’s governing instruments or the applicable state law. Describe in detail any contacts or negotiations you are having or had with Accipiter.
We supplementally advise the Staff that LifePoint was not aware of Accipiter’s intent to conduct a solicitation in opposition at the time LifePoint filed with the Commission and began to mail the definitive proxy statement and form of proxy card for the 2006 Annual Meeting (the “Proxy Materials”). LifePoint received Accipiter’s purported notice of nomination on March 31, 2006, and notified Accipiter that such notice was untimely on April 4, 2006. LifePoint filed with the Commission and began to mail its Proxy Materials on or about April 7, 2006. During the period between LifePoint’s response to Accipiter on April 4, 2006 and the filing and mailing of the Proxy materials on or about April 7, 2006, LifePoint did not receive any notice from Accipiter that it intended to challenge the untimeliness of its purported nominations or to conduct a solicitation in opposition. LifePoint became aware that Accipiter intended to challenge the untimeliness of its purported nominations on April 10, 2006 when Accipiter filed suit in the Delaware Chancery Court and became aware that Accipiter intended to conduct a solicitation in opposition on April 12, 2006 when Accipiter filed with the Commission its preliminary proxy statement — that is, after the Proxy Materials were filed and mailed. Therefore, we respectfully submit that the EDGAR header tag of “DEF 14A” is the appropriate designation and a preliminary filing of the Proxy Materials was not required.
We respectfully submit that LifePoint’s solicitation is not subject to Rule 14a-12(c) and, therefore, the disclosure pursuant to Items 4.b. and 5.b. of Schedule 14A is not required. Rule 14a-12(c) is applicable to “[s]olicitations by any person or group of persons for the purpose of opposing a solicitation subject to [Regulation 14A] by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders . . . .” As noted above, in light of the decision by the Delaware Chancery Court to deny Accipiter’s motion for a preliminary injunction, Accipiter’s purported solicitation of proxies in connection with the 2006 Annual Meeting to be held on May 8, 2006, in support of its nominees to LifePoint’s Board of Directors is not a legitimate solicitation because Accipiter’s nominees are not eligible for election at the 2006 Annual Meeting. As such, LifePoint’s solicitation is not in opposition to any proper solicitation and the disclosure pursuant to Items 4.b. and 5.b. of Schedule 14A is not required.
On January 12, 2006, LifePoint received a timely stockholder proposal under Rule 14a-8 from Amalgamated Bank LongView MidCap 400 Index Fund (“Amalgamated”). The subject matter of this proposal related to the eligibility requirements for nominees to LifePoint’s Board of Directors. After conversations

Division of Corporation Finance
Securities and Exchange Commission
April 27, 2006

with representatives of LifePoint’s management, Amalgamated agreed to withdraw its proposal. Other than the foregoing, LifePoint did not receive any stockholder proposals for the 2006 Annual Meeting.
Prior to the decision by the Delaware Chancery Court on April 25, 2006, representatives of Accipiter contacted representatives of LifePoint regarding a potential settlement of the suit. However, negotiations did not ensue. Subsequent to the decision by the Delaware Chancery Court on April 25, 2006, there have not been any contacts between representatives of Accipiter and representatives of LifePoint.
               If you have any additional questions regarding the foregoing, please do not hesitate to contact Jack Bodner at (212) 259-8319, Matthew Gilroy at (212) 259-6045 or me at (212) 259-6640.

Sincerely yours,
/s/ Morton A. Pierce, Esq.
Morton A. Pierce, Esq.

cc:      William F. Carpenter III